

November 17, 2016

Mr. Bill Nurthen
Chief Financial Officer
ARI Network Services, Inc.
10850 West Park Place, Suite 1200
Milwaukee, Wisconsin 53224

> **Re:** **ARI Network Services, Inc.**
> **Preliminary Proxy Statement filed on Schedule 14A**
> **Filed November 15, 2016**
> **File No. 001-19608**

Dear Mr. Nurthen:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Security Ownership of Certain Beneficial Owners, page 6

1. It appears that the exercisable options referenced in footnote 1 were used to calculate the percentage of ownership for all shareholders, including shareholders that do not appear to hold such options. Please revise the beneficial ownership table. Refer to Item 6(d) of Schedule 14A, Item 403 of Regulation S-K and Rule 13d-3(d) of the Securities Exchange Act of 1934.

Proposal One: Election of Directors, page 7

2. Please disclose, if true, that each of the nominees has consented to serve as a director of the company if elected, and that each of the nominees has consented to being named in the proxy statement. See Rule 14a-4(d) of Regulation 14A.

3. Please ensure you provide all of the information required by Item 5(b) of Schedule 14A. For example, for each of the nominees provide the information required for Item 5(b)(1)(vi). Also, revise your filing to identify all participants in this solicitation as defined under Instruction 3 to Item 4(b) of Schedule 14A.

Directors Whose Terms Expire at the Fiscal 2019 Annual Meeting, page 9

4. Please revise to clarify the business experience of Messrs. Cooper and Luden to address any gaps or ambiguities regarding the dates of business experience for the past five years.

Cost of Solicitation, page 24

5. Please revise to state the total amount of expenditures to date, as that amount is known. Please refer to Item 4(b)(4) of Schedule 14A.

Proxy Card

6. We note your disclosure to the effect that a stockholder granting a proxy confers discretionary authority on any other business as may properly come before the meeting and any adjournment or postponement. As a reminder, please note that if the proxy holder wishes to use the proxies to vote to adjourn the meeting to solicit additional proxies, this must be listed as a separate matter on the card and in the proxy statement.

7. Please revise to clearly mark the proxy card as preliminary. See Exchange Act Rule 14a-6(e)(1).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Perry Hindin, Special Counsel, at (202) 551-3444 or me at (202) 551-3792 with any questions.

Sincerely,

/s/ Jennifer López

Jennifer López
Attorney-Adviser
Office of Mergers and Acquisitions